U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.

Name of issuer or person filing (“Filer”)

LUMINA COPPER CORP.

B.

This is [check one]:

[ X] an original filing for the Filer.

[    ] an amended filing for the Filer

C.

Identify the filing in conjunction with which this Form is being filed:

Name of Registrant:

LUMINA COPPER CORP.

Form type:

Registration Statement on 20-F

File Number:

001-32175

Filed by:

Lumina Copper Corp.

Date Filed:

June 18, 2004

D.

The Filer is incorporated or organized under the laws of:

British Columbia, Canada

and has its principal place of business at:

1550-625 Howe Street

Vancouver, British Columbia,

Canada V6C 2T6

(604) 684-1175

E.

The Filer designates and appoints:

Harris & Thompson

6121 Lakeside Drive, Suite 260

Reno, Nevada 85511

(775) 825-4300

as the agent (the “Agent”) of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:
(a) any investigation or administrative proceeding conducted by the Commission; and

(b)  any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form 20-F filed on June 18, 2004 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian Company with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Company of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act of 1934. The Filer further undertakes to advise the Commission promptly of any change of the Agent’s name or address during such period by amendment of this form. Referencing the file number of the relevant form in conjunction with which the amendment is being filed.

The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form 20-F; the securities to which such Form 20-F relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, Canada on September 22, 2004.

LUMINA COPPER CORP.

                                                                By: /s/ Robert Pirooz

                                                                      Robert Pirooz

Director

This statement has been signed by the following person in the capacity indicated on September 23, 2004

     HARRIS & THOMPSON

      (Agent for Service)

      By: /s/ Richard Harris

             Richard Harris

             Partner